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Subject Company: Watson Wyatt & Company Holdings Commission Filed No. 001-16159
FINAL TRANSCRIPT
WW—Watson Wyatt & Company to Acquire Long-Time Alliance Partner in Accretive Transaction

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Conference Call Transcript
WW—Watson Wyatt & Company to Acquire Long-Time Alliance Partner in Accretive Transaction
Event Date/Time: Jan. 18. 2005 / 9:00AM ET Event Duration: 40 min

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CORPORATE PARTICIPANTS

Lisa Mayr
Watson Wyatt & Co.—Director of IR

John Haley
Watson Wyatt & Co.—President & CEO

Babloo Ramamurthy
Watson Wyatt LLP—Managing Partner

Carl Mautz
Watson Wyatt & Co.—CFO

CONFERENCE CALL PARTICIPANTS

Randy Mehl
Robert W. Baird—Analyst

Kelly Flynn
UBS—Analyst

Mark Marcon
Wachovia Securities—Analyst

Jim Janowski
Ryan Beck & Co.—Analyst

Marta Nichols
Banc of America Securities—Analyst

Craig Peckham
Jefferies & Co.—Analyst

Anthony Kingsley
Findlay Park Partners—Analyst

PRESENTATION

Lisa Mayr—Watson Wyatt & Co.—Director of IR

Good morning. This is Lisa Mayr, Director of Investor Relations at Watson Wyatt & Co. Holdings. Welcome to our conference call to discuss our recently announced non-binding letter of intent to combine with our alliance partner, Watson Wyatt LLP.

I'm here in Washington D.C. today with John Haley, Watson Wyatt & Company's President and Chief Executive Officer and Carl Mautz, Chief Financial Officer. We are also being joined via conference call by Babloo Ramamurthy, managing partner of Watson Wyatt LLP who is in London, England.

After some brief prepared statement remarks, we will take your questions. Please refer to our website to obtain a copy of this morning's press release.

Today's call is being recorded and will be available for replay beginning two hours after the call time and for the next twelve months via webcast on the Company's website at www.WatsonWyatt.com.

This conference call may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements, among others, regarding expected financial and operating performance. For this purpose, any statements made during this call that are not statements of historical fact may be deemed to be forward-looking statements. You are hereby cautioned that these statements may be affected by important factors among others set forth in our filings with the Securities and Exchange Commission and in today's news release, and that consequently, actual operations and results may differ materially from the results discussed in the forward-looking statements. The Company undertakes no obligation to update publicly any forward- looking statements whether as a result of new information, future events, or otherwise, except as provided by federal securities laws. We intend to file a registration statement with the SEC including a proxy statement and a prospectus. We urge you to read these documents carefully when they become available because they will provide important information about the transaction.

Finally, for clarity, please note that all references during this call to Watson Wyatt & Co. refer to Watson Wyatt & Co. Holdings, the publicly traded entity, or its principal operating subsidiary, Watson Wyatt & Co. We will use the names Watson Wyatt LLP or W.W. LLP to refer to our European partner. Also, when we refer to financial results of W.W. LLP, we are using an exchange rate of $1.80 to the pound. At this time, I'll turn the conference call over to John Haley.

John Haley—Watson Wyatt & Co.—President & CEO

Thank you, Lisa. Good morning, and thank you for joining us, especially on such short notice. I'm delighted to announce that Watson Wyatt & Co. has reached an agreement in principle with our long-time alliance partner to acquire the assets of Watson Wyatt LLP. Watson Wyatt & Co. and W.W. LLP have operated successfully together under the name Watson Wyatt Worldwide for nearly ten years. Our decision to combine is a natural progression that further strengthens our position as the preeminent global provider of human capital and financial management consulting services. We believe that the transaction will offer significant value to clients of both firms as well as to shareholders and employees.

Before going into more detail on this, let me give you a little background on Watson Wyatt LLP and our history together.

W.W. LLP was founded in 1878 as R. Watsons & Sons and was the world's first actuarial consulting firm. Today, Watson Wyatt LLP has a leading market position in Europe. The firm has particular strength in the UK, which is second only to the U.S. in terms of market size for human capital consulting services. In 1995, we formed our global alliance and became known as Watson Wyatt Worldwide. Today, many of our clients, particularly global actuarial clients, are served seamlessly around the world by the alliance. The combined organization currently serves nearly twice as many of the largest 300 pension funds in the world as its nearest competitor.

Our two companies fit well together. We've always said we would look only for acquisitions that represent a strategic fit and a cultural fit and that are accretive. We believe this transaction meets all three criteria. Let me explain how. Strategically, the reason for combining starts with our clients. As they become more global, they need an adviser that is globally integrated in every sense of the phrase. They're looking for global best practice practices, nimble response times to their problems, and talented consultants in each country in which they operate. As a single firm, we can invest more effectively to meet our clients' increasingly complex needs. Together, we will be more aligned and efficient in our decision making, with clear benefits for our clients and for us as a firm.

The business combination also underscores our commitment to growth. We expect significant opportunities to cross sell to both firms' target market clients. For instance, we plan to grow our insurance and financial services consulting business far more aggressively in the Americas and Asia-Pacific. We also see excellent opportunities for expansion in Europe. including further leveraging of our technology solutions.

I also want to emphasize that in an increasingly competitive worldwide market for human talent, one of the key attributes of this transaction is the bringing together of the extensive expertise represented by our combined organization. While we do expect the combination of our firms to result in some economies of scale, this transaction is all about positioning our firm for future top line growth.

On the cultural site, we know each other well. And after almost ten years of experience together, we have already made significant steps toward integration. Our management team is particularly integrated and since the formation of the alliance, we have been managing Watson Wyatt Worldwide through a global matrix composed of senior managers of both firms. Alan Wally, our current U.S. regional manager for Watson Wyatt & Co., is the former managing partner of W.W. LLP. And Babloo Ramamurthy, the current W.W. LLP managing partner, was previously employed by the Wyatt Co., the predecessor firm to Watson Wyatt & Co.

We have many cross Atlantic teams that jointly serve more than 100 actuarial clients, and our associates know how to work together.

Most important, our core values and corporate goals are integrated, putting clients first, integrity, and excellence in all we do.

I am pleased to have here on the call Babloo Ramamurthy, who will serve as the new European regional manager for Watson Wyatt Worldwide. Babloo will spend a few minutes discussing the European markets for our services and his perspective on the transaction. Then Carl will review some of the financial details of the proposed transaction. Babloo, please go ahead.

Babloo Ramamurthy—Watson Wyatt LLP—Managing Partner

Thanks, John, and good morning to everyone. Let me start off by saying how delighted I am to be here today. Having served a combined 27 years with both organizations, I believe that this is the next logical step for our alliance.

As John mentioned, Watson Wyatt LLP is the premier provider of human capital services in Europe. Watson Wyatt LLP's fiscal 2004 revenues were approximately $436 million and more than 80 percent of those revenues came from the United Kingdom. We provide advice to 40 percent of the Euro 500 companies and over 75 percent of the FTSE 100 companies. We have long-lasting relationships with our clients and similar to Watson Wyatt & Co., we are seen as the thought (ph) leaders when it comes to innovative benefit solutions.

Watson Wyatt LLP is engaged in five primary lines of business—benefit consulting comprising 52 percent of our revenues; insurance and financial services representing 16 percent of revenues; benefits administration solutions, representing 13 percent of revenues; investment consulting, representing 10 percent; and human capital consulting, representing 9 percent of total revenues.

Let me talk about the growth drivers for each of these businesses. First, I'll discuss our benefits consulting group, which is similar to Watson Wyatt & Co.'s retirement practice. After (ph) the U.S., we grow our revenues in the business by gaining market share and increasing project work, primarily related to legislative changes. And there are a number of regulatory changes that are driving demand in this core business, particularly in the UK. The recently passed Pensions Act and other recent tax changes will have a significant impact on employer-sponsored pension plans. At the same time, companies are focused on pension fund financing and investment and are looking for ways to manage the financial risk associated with running a pension plan. New international accounting standards for retirement and stock plans also are creating strong demand for consulting services as we continue to grow our revenues. All of this activity has met increased demand for consulting services.

Our insurance and financial services group provides actuarial consulting services to insurance companies and others in areas such as claims reserving, capital requirements, risk management, and valuations related to mergers and acquisitions. We believe our specialized solutions and deep knowledge base have helped this business to grow. Legislation related to capital adequacy has also created additional work for us.

W.W. LLP has operated this business globally under the alliance. Although primary revenues come from Europe, there are currently budding operations in Asia and the United States. We are very excited to take this business to the next level and begin exploring additional opportunities in the Americas.

Our benefits administration solutions group provides outsourced pensions and benefits administration solutions, similar to those provided by Watson Wyatt & Co. (indiscernible), this business is largely focused on the UK and we see strong opportunities for expansion as more companies move to outsourcing with Watson Wyatt Point Solutions.

We also provide investment consulting services similar to those provided by Watson Wyatt & Co. through its regulated entity, Watson Wyatt Investment Consulting. This business grew very nicely last year as companies looked to us for strategic advice on how to structure their pension assets in a challenging investment climate.

Finally, we provide human capital consulting services similar to Watson Wyatt & Co. The revenues for this group have been negatively impacted by the economic cycles over the past three years. However, we are beginning to see a pick-up for executive compensation and reward consulting. As economic cycles rebound, we expect demand for our services to grow.

In summary, on behalf of Watson Wyatt LLP, we are very pleased with this business combination. We expect that together, our global footprint will give us a competitive advantage in the marketplace.

Now, I'll turn things over the Carl, who can give you more details on the transaction structure.

Carl Mautz—Watson Wyatt & Co.—CFO

Thank you, Babloo. Let me echo John and Babloo's sentiments that I am delighted to share this good news with you today. Now I would like to discuss with you the proposed structure of the transaction as well as the process to complete the transaction and some very high-level financial information.

First, with regard to structure. Currently, Watson Wyatt & Co. owns 20 percent of Watson Wyatt LLP. We are basing our purchase price on an NT (ph) valuation of $550 million, of which approximately 451 million represents proceeds going to the partners and 99 million is our current investment in the business after certain adjustments, which will be detailed in our filings. 35 percent of the purchase price or $158 million will be paid in cash on closing in pounds sterling at a designating exchange rate of $1.80 per pound. The remaining consideration of $293 million will be paid in stock to the issuance of approximately 11 million shares of Watson Wyatt & Co. Holding's stock. The number of shares to be issued was calculated based on the average trading price 20 days prior to the announcement date, and is, therefore, a fixed amount. $50 million of the stock consideration is contingent on the European operation's ability to meet certain revenue and profitability goals by June 30, 2007.

Generally, one-fourth of the shares to be issued will be tradable at closing and the remaining shares will become freely tradable in three equal tranches on the anniversaries following the closing date. This will vary by the partnership level and will be detailed in our SEC filings.

The proposed transaction is an asset purchase. We are assuming all assets and substantially all liabilities, but we're not assuming liability for most professional indemnity claims relating to the period before closing or certain Watson Wyatt LLP obligations to its partners. We will be using Watson Wyatt LLP cash reserves to pay out bonuses, accrue taxes and the capital accounts of the partners. We expect to use existing cash reserves of Watson Wyatt & Co. and borrowings for the cash portion of the consideration. We also expect to continue to declare and pay quarterly cash dividends to Watson Wyatt & Co. stockholders.

At this point, although the governing bodies of both companies have approved a non-binding letter of intent, we have a number of steps prior to closing, including negotiating and signing definitive agreements, filing a proxy and registration statement with the Securities and Exchange Commission, securing approval of Watson Wyatt & Co. Holding stockholders via special meeting, and securing the approval of the Watson Wyatt LLP Partners. We are estimated a closing date prior to the end of Watson Wyatt & Company's fiscal year end, June 30, 2005; but of course, this may change subject to regulatory review.

Revenues for the combined firms in 2004 would have been more than $1.1 billion. On a stand-alone basis, revenues for W.W. LLP grew 8 percent last year and we expect a long-term growth rate to be in the 3 to 5 percent range. We expect that the transaction will be modestly accretive. There are no synergies built into our financial models at this point. The two companies have been working together for many years, but we have very different accounting structures and financial statements. Watson Wyatt LLP's fiscal year end is April 30, and the Company's is June 30.

Also, the European operations have been a partnership and their financial statements reflect partner compensation as a distribution of entity profit. Partner compensation going forward will align with market salaries and bonuses. The other major adjustment will go right to the amortization of intangibles. We are still working on the valuation and we will provide additional information on the expected amounts in our filings. Finally, there are some minor differences between U.S. GAAP and UK GAAP that will affect the financials, particularly the combined balance sheets. Now, I'll turn things back over to John.

John Haley—Watson Wyatt & Co.—President & CEO

Thanks, Carl. On behalf of the teams here in Washington and London, I want to say that we believe this transaction brings together the world's best resources and strengthens our position as the leading human capital and financial management consulting firm on a global basis.

Before I take any questions, let me remind you that we are presenting from separate locations, so please forgive any lags we may have between answers. We'll now take any questions you may have.

QUESTION AND ANSWER

Operator

Thank you. (Operator Instructions). We'll take our first question from Randy Mehl with Robert W. Baird.

Randy Mehl—Robert W. Baird—Analyst

Good morning and congratulations on this. This is a big deal. I wanted to pursue some of the fundamentals as it relates to LLP. Carl, you mentioned an 8 percent growth rate. What time period did that apply to?

Carl Mautz—Watson Wyatt & Co.—CFO

Yes, on the April 30th year-end. So that would have been their April 30 just passed.

Randy Mehl—Robert W. Baird—Analyst

Okay, so 8 percent there. And then, did the 3 to 5 percent apply to fiscal—of their April '05 year?

Carl Mautz—Watson Wyatt & Co.—CFO

Yes. (multiple speakers) going forward. The 8 percent was their April '05, which is the one just passed.

Randy Mehl—Robert W. Baird—Analyst

Okay. And maybe Babloo, maybe you could comment on the slowdown there and the source of it. I know there's been some moving parts from a legislative standpoint on the pension side. Maybe some color on that would be great.

Babloo Ramamurthy—Watson Wyatt LLP—Managing Partner

Yes. Sorry, just to be clear, the 8 percent growth was the April 30 ending 2004. We've seen a little bit of a slowdown in the current year. And the main reason for that is as you said, on the pension side, there were two major pieces of legislation, which took slightly longer to go through Parliament. And the effective date of the major piece of legislation was pushed back one year, from April 2005 to April 2006. So we're seeing much of the work being just pushed forward later into the calendar year.

Randy Mehl—Robert W. Baird—Analyst

Okay, so when we talk about 3 to 5 percent, is that a realistic long-term target for growth? Or would you expect it to be better than that?

John Haley—Watson Wyatt & Co.—President & CEO

Let me comment on that one. As you know, we're going to be cautious as we move forward and put this organization together. We think those are some achievable growth rates.

Randy Mehl—Robert W. Baird—Analyst

Okay. And then is there any effect with this transaction on the Europe affiliate?

John Haley—Watson Wyatt & Co.—President & CEO

They're included in the transaction.

Randy Mehl—Robert W. Baird—Analyst

Right, okay. So they are fully—they're basically taking all of that—you know, all of that is going to be combined as well as part of this?

John Haley—Watson Wyatt & Co.—President & CEO

Right. Everything will be one worldwide organization.

Randy Mehl—Robert W. Baird—Analyst

Okay. Great. That's all for now. Thank you.

Operator

We'll take our next question from Kelly Flynn with UBS.

Kelly Flynn—UBS—Analyst

Thanks a lot. A couple of questions. The first question just relates to some of the developments that have taken place in the marketplace recently. We have had a joint venture now between Towers and EBS. And obviously the HR outsourcing space is moving quite quickly. Can you comment on how some of these developments have influenced your views about Watson Wyatt's ability to compete with the competitive set long-term as a stand-alone company? Thanks.

John Haley—Watson Wyatt & Co.—President & CEO

Well, you know, we've always taken the position that we were much better off by focusing purely on consulting and by leaving the total benefits outsourcing operation to those large companies that would be competing in that market. We never felt that as a stand-alone consulting firm it made a lot of sense for us to be doing that. We thought that our primary competitive advantage was focusing on just consulting. We haven't seen anything that has changed our view on that.

Kelly Flynn—UBS—Analyst

Okay. Thanks. What about guidance? Can you give us any affirmation or update on the guidance you gave for the most recent quarter?

Carl Mautz—Watson Wyatt & Co.—CFO

We'll affirm our guidance for the most recent quarter. Of course, we'll be on the call very shortly to talk to you about that quarter. We'll give you guidance for the combined entities closer to the end of our current fiscal year.

Kelly Flynn—UBS—Analyst

Okay. Thanks a lot.

Operator

Our next question comes from Mark Marcon with Wachovia.

Mark Marcon—Wachovia Securities—Analyst

Good morning, and let me add my congratulations. Two questions. One, a follow up to Randy's question, my understanding is that given the change in the British legislation, that should end up having a positive impact with regard to your benefits consulting business in the UK in the year prior to the guideline. Is that a correct assumption?

Babloo Ramamurthy—Watson Wyatt LLP—Managing Partner

John, shall I take that one?

John Haley—Watson Wyatt & Co.—President & CEO

Yes, go ahead, Babloo.

Babloo Ramamurthy—Watson Wyatt LLP—Managing Partner

Yes, I think we are very optimistic. The changes that are coming about are pretty fundamental. They're going to impact on every pension plan in the country. And the purpose is to simplify the tax structure of those plans. So we believe that we're going to be pretty busy with our client base in helping them address the issues in the legislation and restructure their plans accordingly. And hopefully, this will result in a growth in the number of pension plans in the UK going forward.

John Haley—Watson Wyatt & Co.—President & CEO

And let me just put things in perspective too. We think 3 to 5 percent is the right long-term growth figure. There may be some—we'll address what the guidance will be for the next year, as Carl said, when we get to the end of this fiscal year. That may or may not be different than the 3 to 5 percent long-term.

Mark Marcon—Wachovia Securities—Analyst

Okay. The 3 to 5 percent was the long-term number as opposed to next 12 months.

John Haley—Watson Wyatt & Co.—President & CEO

Right.

Mark Marcon—Wachovia Securities—Analyst

Terrific. And then I was wondering if you could cover again a little bit on the number of partners that are members of Watson Wyatt LLP—kind of the median tenure and also what the top quartile would look like from a tenure rate. And specifically as this transaction occurs, what they would end up receiving, both from a cash and stock perspective.

John Haley—Watson Wyatt & Co.—President & CEO

Babloo, I think that question was addressed to you.

Babloo Ramamurthy—Watson Wyatt LLP—Managing Partner

Okay. I'm not going to get these numbers exactly right, obviously. We have around 240 partners in Watson Wyatt LLP. The average tenure, I really can't tell you, but I would say it's pretty long. We have high retention rates within our firm. We've obviously grown quite a bit in recent years and the number of our partners has grown accordingly. But I would say the average tenure is pretty long.

Mark Marcon—Wachovia Securities—Analyst

Pretty long like ten years, 20 years?

Babloo Ramamurthy—Watson Wyatt LLP—Managing Partner

I'm going to say it's somewhere between those two on average.

Mark Marcon—Wachovia Securities—Analyst

Okay.

Babloo Ramamurthy—Watson Wyatt LLP—Managing Partner

I mean I've done (ph) 27 years in the firm and I don't think I'm very unusual in terms of a middle-aged partner in the firm. And in terms of—sorry, what was your last question on compensation?

Mark Marcon—Wachovia Securities—Analyst

As it relates to this transaction, the average partner would end up with how much in stock, how much in cash, and I understand that the stock would become 25 percent would be freely (ph) tradable and the remaining 75 percent would be freely tradable within three-year, equally-spaced tranches?

John Haley—Watson Wyatt & Co.—President & CEO

I think we're—the amount that partners would get will vary considerably. And I think we'll be better placed to answer that when we do the definitive documents.

Mark Marcon—Wachovia Securities—Analyst

Okay. Thank you.

Operator

Our next question comes from Jim Janowski (ph) with Ryan Beck & Co.

Jim Janowski—Ryan Beck & Co.—Analyst

Yes, good morning. Carl, I missed the percentage of revenues within the LLP by breakdown of benefits, insurance, financial. Could you give me those again?

Carl Mautz—Watson Wyatt & Co.—CFO

I can. Let me just turn back into the scripts and find that. The benefits consulting group is about 52 percent of their total revenues. Insurance and financial services, 16 percent. Business administration solutions, which is the technology business, about 13 percent of revenue. Investment consulting, 10 percent. And human capital consulting, 9 percent.

Jim Janowski—Ryan Beck & Co.—Analyst

Okay, thanks very much. And what are the profitability metrics of the LLP versus the U.S. based entity? Is it more or less, about the same and why?

Carl Mautz—Watson Wyatt & Co.—CFO

Jim, those are difficult statistics to talk about at this point because as you know we're going to have a change in the compensation structure. We expect some profitability levels probably consistent with our own. But you'll see that as we get into the pro forma information in the SEC filings.

Jim Janowski—Ryan Beck & Co.—Analyst

Sure. And that's kind of what I was getting at because in a quick run of just the 1.1 billion growing slightly, adding the shares—I know there's a difference in accounting. But I don't find it at that point to be accretive unless there is—I would imagine that your accretion assumptions are based on the fact primarily, since you didn't assume any synergies, that they're based primarily on the change in the partnership distribution that it goes from a partnership to a publicly held entity.

Carl Mautz—Watson Wyatt & Co.—CFO

You're correct that we have not assumed synergies in the model that we did to pull the two companies together, which tells you that over time, there should be a little bit of upside.

Jim Janowski—Ryan Beck & Co.—Analyst

Sure.

Carl Mautz—Watson Wyatt & Co.—CFO

We will be putting market-based compensation for the personnel for the partners in Europe. Our calculation shows that this will yield us a mild accretion, particularly as we're using cash for part of the deal.

Jim Janowski—Ryan Beck & Co.—Analyst

Okay. Very good. And modest accretion, is that 5 percent or less? Is that in line?

Carl Mautz—Watson Wyatt & Co.—CFO

Probably in the 2 percent range.

Jim Janowski—Ryan Beck & Co.—Analyst

Okay, very good. Thanks very much.

Operator

Our next question comes from Marta Nichols with Banc of America Securities.

Marta Nichols—Banc of America Securities—Analyst

Good morning. Thanks and congratulations from me as well. Just so that I'm clear on the structure, what you're buying is both Watson Wyatt Partners which operates primarily in the UK and then the 75 percent—I think that percentage is right—of Watson Wyatt in continental Europe that Watson Wyatt Partners owns; is that right?

John Haley—Watson Wyatt & Co.—President & CEO

That's correct.

Marta Nichols—Banc of America Securities—Analyst

And the mix is still then 80 percent of the revenues or so I think you said from the UK?

John Haley—Watson Wyatt & Co.—President & CEO

Yes.

Marta Nichols—Banc of America Securities—Analyst

Okay. And can you talk a little bit about what the nuances are of the U.S. and UK markets? Is the pension business in the UK, for example, essentially as mature or slightly more or less than in the U.S.? And has there been any substantial move to employ-directed plans that binds (ph) compensation plans like what we're seeing on the 401(k) side in the U.S.?

John Haley—Watson Wyatt & Co.—President & CEO

I think if we're talking about things overall, the DB market in the UK is about the same level of maturity as it is in the U.S. We think we can grow our business by taking market share from competitors and of course performing specialized project work around issues such as legislative changes just as we've been discussing here. We think having a global organization is going to give us an advantage in winning new clients. And so we are expecting future steady growth, although at perhaps somewhat lower rates as legislative activity dies down.

Marta Nichols—Banc of America Securities—Analyst

And is the competitive landscape substantially different in the UK or continental Europe to what we see in the United States? Are there different players that you see as primary competitors there?

John Haley—Watson Wyatt & Co.—President & CEO

Well, I think the most significant feature of the competitive landscape say in the UK versus the U.S. is, in the U.S. there's a number of leading players that all have fairly close to the same type of market share. In the UK, we have over half of the market share of the large plans just by ourselves.

Marta Nichols—Banc of America Securities—Analyst

Okay. And in terms of who the competitors are, are they different?

John Haley—Watson Wyatt & Co.—President & CEO

Well, I guess in the UK, we're bigger than everybody else combined is one way to think of it. So that makes it somewhat different. I think Mercer has a significant market share in the UK. Hewitt Bacon & Woodrow has a slightly lesser one.

Marta Nichols—Banc of America Securities—Analyst

Okay.

John Haley—Watson Wyatt & Co.—President & CEO

There's really only three major competitors in the UK.

Marta Nichols—Banc of America Securities—Analyst

That's helpful, thanks. And then just back to the questions on long-term growth rate—you talked about 3 to 5 percent. I'm assuming when you talk about that, you're talking about the business that you're acquiring. Is that also what we should be thinking about in terms of long-term growth rate for the combined company? Or did I misunderstand? Is the 3 to 5 percent a combined number?

Carl Mautz—Watson Wyatt & Co.—CFO

You're correct to say the 3 to 5 percent is for the business that we're acquiring. We'll give you guidance for the combined group when we have it all put together towards the end of our fiscal year.

Marta Nichols—Banc of America Securities—Analyst

Okay. Great, thanks.

Operator

And our next question comes from Craig Peckham with Jefferies & Co.

Craig Peckham—Jefferies & Co.—Analyst

Good morning. Two questions. First, I just want to see if we can return back to the profitability of this business to the best of our abilities to forecast here. But on a combined basis, ignoring the additional amortization, could we expect that this deal will be accretive to operating margins?

John Haley—Watson Wyatt & Co.—President & CEO

Yes.

Craig Peckham—Jefferies & Co.—Analyst

Okay. Any rough orders of magnitude?

Carl Mautz—Watson Wyatt & Co.—CFO

I think we've—in the one or—no, I probably shouldn't do that until we get this thing done.

Craig Peckham—Jefferies & Co.—Analyst

Okay. And roughly when do you expect to file a proxy on this transaction?

Carl Mautz—Watson Wyatt & Co.—CFO

That's an interesting—John and I are sitting here across the table from each other. John will tell you by the end of the month and I would probably be somewhat more cautious about that. But knowing—valuing my head probably wouldn't go far past the end of the month either.

John Haley—Watson Wyatt & Co.—President & CEO

I think we want to do this deal absolutely as quickly as we can. Both sides are committed to trying to get things—all the documents finished and done. We've done a really nice job I think in getting together on the heads of agreement, and we don't want to let the lawyers slow us up. So we're looking to push ahead and to get those documents filed as quickly as we can.

Craig Peckham—Jefferies & Co.—Analyst

So it's possible that the proxy that's out before you report the December quarter?

John Haley—Watson Wyatt & Co.—President & CEO

Yes, it's possible.

Craig Peckham—Jefferies & Co.—Analyst

Okay. (indiscernible) more of a strategic element, John? Can you just maybe spend a little bit of time talking about the timing of this transaction? Why is it happening now? And also how does this influence the way you think about other acquisitions with respect to your financing flexibility as well as other strategic opportunities that are out there?

John Haley—Watson Wyatt & Co.—President & CEO

Okay. First of all, let me mention a couple of things. Just from the overall strategy pieces as to why we're doing this. We think the transaction indeed is about revenue growth. And we think we're going to be able to grow faster at the top line as a single combined worldwide entity. First of all, serving global clients is more important today than it ever has been. It's a key factor that clients are increasing looking for. And we think that this will—this sort of resource integration and being able to invest as a single firm is going to help both sides. We think there's going to be more cross-selling opportunities for our target market clients. We're particularly interested in the insurance and financial services opportunities in the U.S.; we're looking to invest in them. We're looking to develop technology opportunities in Europe. We also think we'll have more resources for geographic expansion in areas such as Asia. And we're looking also at the combination of just the top people globally. We'll have a broader talent pool to draw from in terms of assigning people to some of the things.

Now why are we doing this now? When we got together about ten years ago with the partnership with Watson Wyatt Partners, at the time, we thought that if things worked out well between ourselves, that eventually we would become one firm. And when we talked to people at that time, we said this is not something that we expect to happen in the a five to ten-year time frame, but we expect it might happen in the ten to twenty-year timeframe. Well, it's happened right about ten years later.

The alliance itself has worked out extraordinarily well. We've cooperated together and we've gotten a lot of benefits out of doing it. Because it's worked so well, we didn't necessarily feel that we had a burning platform to go and do something right away. But as we saw some of the importance of these global factors that I just mentioned and some of the advantages we could get out of that, as we saw the opportunity for expansion in some of the areas like insurance and financial services, now felt like the right time to do it.

We're announcing it right now, having done a letter of intent, before getting to the final agreement, simply because since both of our governing bodies have approved transaction, we wanted to go public so we could be free to communicate this to associates of both organizations. We're going to be spending the time from now until we close this, focusing a lot more openly on integration and on making this work.

Craig Peckham—Jefferies & Co.—Analyst

Okay. And just with respect to other possible acquisitions? I mean I imagine that there's certainly other ideas out there. How does this influence your ability to execute on those?

John Haley—Watson Wyatt & Co.—President & CEO

We do not believe that this will impact on our ability to do other acquisitions. And if we can find opportunities that meet our three criteria—a cultural fit, a strategic fit, and accretive, we will be pursuing them.

Craig Peckham—Jefferies & Co.—Analyst

Okay. Thanks a lot.

Operator

Our next question comes from Anthony Kingsley with Findlay Park Partners.

Anthony Kingsley—Findlay Park Partners—Analyst

Actually, my questions have been answered. Thanks.

Operator

(Operator Instructions). For our next question, we'll go back to Kelly Flynn with UBS.

Kelly Flynn—UBS—Analyst

Marta asked my follow-up question already. Thanks.

Operator

Our next question comes from Craig Peckham with Jeffries & Co.

Craig Peckham—Jefferies & Co.—Analyst

Hi. Thanks for allowing the follow-up. Just another question about the composition of revenue. Is it possible to compare the relative profitability of the—I guess it's 5 or so different revenue sources at LLP?

John Haley—Watson Wyatt & Co.—President & CEO

Yes, that's not something that we're really prepared to do right now. As Carl mentioned, there's a lot of—even though we've operated as one, we do have some different—a different structure, different accounting systems. When we do the filings, we'll have more information on that.

Craig Peckham—Jefferies & Co.—Analyst

Okay. So you'll expect to have segment breakdown for LLP in those filings?

John Haley—Watson Wyatt & Co.—President & CEO

Well, at least at the revenue line and some commentary on profitability—at least that.

Craig Peckham—Jefferies & Co.—Analyst

Okay, great. We'll, I'll look for that. Thanks.

Operator

Our next question comes from Mark Marcon with Wachovia.

Mark Marcon—Wachovia Securities—Analyst

Wondering if you could talk about the historical experience with WW in terms of senior partner retention following going public. And just what are you doing to ensure that three years from now when everybody's paid out, you are going to maintain all the partners. Obviously, you're a human capital consulting firm; it's your area of expertise. But just wondering if you can give us some thoughts (indiscernible).

John Haley—Watson Wyatt & Co.—President & CEO

Yes, I think when—after Watson Wyatt & Co went public, we had extraordinarily good retention experience. In fact, our retention rates were the highest they've been in I think over 20 years in the years since we've gone public. So that has worked out well. We did a couple of things. One was, we had some people tied up in terms of when they could sell the stock and everything. But the most important thing, what we want to focus on is not necessarily chaining people to their desk. What we want to focus on is providing them lots of exciting opportunities and a firm that is winning in the marketplace. And I think that's what we did.

What we see is happening with the partners, there's a similar type of thing. They're going to have stock subject to restrictions and sales over a four-year period and there's some things to tie them up on that. But we think that the most important thing is the excitement of the global firm going forward and a firm that's going to be winning in the marketplace and that's what we expect to do to keep people and to keep them motivated.

Mark Marcon—Wachovia Securities—Analyst

To that end, can you describe what percentage of the current business—and maybe compare and contrast how you think it's going to look going forward in terms of how many of the pitches (ph) are truly international in scope where a global platform really comes into play?

John Haley—Watson Wyatt & Co.—President & CEO

Well, right now, we already serve about 100 global actuarial clients. But I think the most important thing in thinking about this is if we look at any organization that is in the Fortune 100 for sure and maybe even anywhere in the Fortune 500 that has global operations, increasingly now, when they go out to consider other providers, they're always looking to consider it on a global basis. We think that's a natural evolution that would've occurred anyway. But Sarbanes-Oxley has certainly added fuel to that whole fire. And it's really a different ball game now.

Mark Marcon—Wachovia Securities—Analyst

Great. Thank you.

Operator

(Operator Instructions). It appears there are no further questions, so Mr. Haley, I'll turn the conference back over to you for any additional or closing remarks.

John Haley—Watson Wyatt & Co.—President & CEO

Great. Thanks again for joining us for this exciting news. We look forward to updating you in a few weeks on our results for the second quarter of fiscal 2005. Good bye.

Operator

This concludes today's conference. We thank you for your participation. You may disconnect at this time.

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Additional Information

Watson Wyatt & Company Holdings intends to file a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission ("the SEC"). YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WATSON WYATT & COMPANY HOLDINGS, WATSON WYATT LLP AND THE PROPOSED TRANSACTION. You will be able to obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by Watson Wyatt & Company Holdings free of charge from the SEC website at www.sec.gov. In addition, you may obtain free of charge the proxy statement/prospectus (when it becomes available), and other documents filed by Watson Wyatt & Company Holdings with the SEC by requesting them in writing from Watson Wyatt & Company Holdings, 1717 H Street, N.W., Washington, D.C. 20006, attention: Investor Relations, or by telephone at 202-715-7000.

Watson Wyatt & Company Holdings and its directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Watson Wyatt & Company Holdings. A list of the names of those directors and executive officers and descriptions of their interests in Watson Wyatt & Company Holdings will be contained in the proxy statement/prospectus, which will be filed by Watson Wyatt & Company Holdings with the SEC. Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed transaction by reading the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

This conference call contains forward-looking statements conveying the expectations of Watson Wyatt & Company Holdings (the "company") management as to future earnings, revenues, operations, business trends and other such items, based on plans, estimates and projections at the time the company makes the statements. Forward-looking statements involve inherent risks and uncertainties and the company cautions you that a number of important factors could cause actual results to differ materially from the results reflected in these forward-looking statements. Such factors include risks and uncertainties specific to this transaction, including but not limited to adverse effects on the market price of the company's common stock and on the company's operating results because of failure to complete the transaction (due to failure to obtain stockholder or regulatory approvals or to satisfy all of the other conditions to the transaction); failure by the parties to successfully integrate their respective businesses, processes and systems in a timely and cost-effective manner; significant transaction costs expected, unknown liabilities; the success of the company's marketing, development and sales programs following the transaction; the company's ability to maintain client relationships and attract new clients following the transaction; general economic and business conditions that affect the company following the transaction; the level of capital resources required for future acquisitions; post-closing sales of the company's common stock received by former Watson Wyatt LLP partners; and other economic, business, competitive and/or regulatory factors affecting the proposed transaction. In addition to the factors mentioned above, factors relating to future financial operating results that could cause actual results to differ materially from those described herein include but are not limited to the company's continued ability to recruit and retain qualified associates; outcomes of litigation; the ability of the company to obtain professional liability insurance; a significant decrease in the demand for the consulting services the company offers as a result of changing economic conditions or other factors; foreign currency and interest rate fluctuations; actions by competitors offering human resources consulting services, including public accounting and consulting firms, technology consulting firms and internet/intranet development firms; regulatory, legislative and technological developments that may affect the demand for or costs of the company's services; and other factors discussed under "Risk

Factors" in the company's Annual Report on Form 10-K filed on August 17, 2004, which is on file with the SEC. These statements are based on assumptions that may not come true. All forward-looking disclosure is speculative by its nature, and investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. The company undertakes no obligation to update any of the forward-looking information included in this conference call, whether as a result of new information, future events, changed expectations or otherwise.